As filed with the Securities and Exchange Commission on August 16, 2002	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INSIGHT ENTERPRISES, INC.

(Exact name of Registrant as specified in charter)

Delaware	86-0766246

(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1305 West Auto Drive
Tempe, Arizona 85284
(480) 902-1001
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy A. Crown
Insight Enterprises, Inc.
1305 West Auto Drive
Tempe, Arizona 85284
(480) 902-1001
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

The Commission is requested to send copies of all communications to:

P. Robert Moya
Steven P. Emerick
Quarles & Brady Streich Lang LLP
Two North Central Avenue
Phoenix, Arizona 85004-2391
(602) 229-5200

Approximate date of commencement of proposed sale of the securities to public: From time to time after the Registration Statement becomes effective as determined by market conditions and the needs of the selling shareholders.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

	Amount to be	Proposed maximum	Proposed maximum	Amount of
Title of shares to be registered	registered (1)	offering price per unit(2)	aggregate offering price(2)	registration fee

Common Stock, $.01 par value	2,399,244	$9.83	$23,584,569	$2,170

(1)	In the event of a stock split, stock dividend, or similar transaction involving the Registrant’s Common Stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.

(2)	Pursuant to Rule 457(c) of the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of the Common Stock of Insight Enterprises, Inc. on the Nasdaq National Market on August 12, 2002.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”) or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Insight Enterprises, Inc.

2,399,244 Shares of Common Stock

         This prospectus is part of a registration statement that covers 2,399,244 shares of our common stock currently owned by the selling shareholders named herein. These shares may be offered and sold from time to time by the selling shareholders. We will not receive any of the proceeds from the sale.

         Our common stock is traded on the Nasdaq National Market under the Symbol “NSIT.” On August 12, 2002, the average of the high and low prices of the common stock on the Nasdaq National Market was $9.83 per share.

         Our principal executive offices are located at 1305 West Auto Drive, Tempe, Arizona 85284. Our telephone number is (480) 902-1001.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

See “Risk Factors” beginning on page 6 for a discussion of certain risks related to an investment in our common stock.

The date of this Prospectus is _______________, 2002

WHERE YOU CAN FIND MORE INFORMATION
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
Item 16. Exhibits
SIGNATURES
Exhibit Index
Exhibit 5.1
Exhibit 23.1
Exhibit 23.2
Exhibit 99.1
Exhibit 99.2

WHERE YOU CAN FIND MORE INFORMATION	5

RISK FACTORS	6

USE OF PROCEEDS	11

SELLING SHAREHOLDERS	12

PLAN OF DISTRIBUTION	13

LEGAL MATTERS	14

EXPERTS	14

         You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of the documents.

         The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

         The SEC allows us to “incorporate by reference” the information we file with it, which means we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

         We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 until the selling shareholders sell all of their shares.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

•	Definitive proxy statement on Form 14A filed on April 26, 2002;

•	Current report on Form 8-K filed on May 10, 2002;

•	Current report on Form 8-K filed on June 20, 2002;

•	Current report on Form 8-K/A filed on July 9, 2002;

•	Current report on Form 8-K filed on July 19, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

•	Current report on Form 8-K filed on August 15, 2002;

•	The description of our common stock that is contained in the Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 on Form 8-A, dated November 9, 1994; and

•	The description of our stockholder rights plan that is contained in the Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Securities Act of 1934 on Form 8-A, dated March 17, 1999.

         You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address and phone number:

Secretary Insight Enterprises, Inc. 1305 West Auto Drive Tempe, Arizona 85284 (480) 902-1001

RISK FACTORS

         Our future results and financial condition are dependent on our ability to continue to successfully market, sell and distribute computers, hardware and software and to provide direct marketing outsourcing services. Inherent in this process are a number of factors that we must successfully manage in order to achieve favorable operating results and financial condition. Potential risks and uncertainties that could affect our future operating results and financial condition include, but are not limited to, the factors discussed below. Unless the context indicates otherwise, all references to “we,” “our,” the “Company” or “Insight” refer to Insight Enterprises, Inc. and its subsidiaries.

         Risks associated with past and future acquisitions. We recently completed the acquisitions of Comark, Inc. and Comark Investments, Inc. (collectively, “Comark”), in the United States, Action, plc (“Action”) in the United Kingdom and Kortex Computer Centre Ltd. in Canada. Acquisitions involve numerous risks, including difficulties in the assimilation of operations of the acquired company, the diversion of management’s attention from other business concerns, risks of entering markets in which we have had no or only limited direct experience, assumption of unknown liabilities and the potential loss of key employees and/or customers of the acquired company, all of which in turn could have a material adverse effect on our business, results of operations and financial condition. In addition, our strategy includes the possible acquisition of other businesses to expand or complement our operations. The magnitude, timing and nature of any future acquisitions will depend on a number of factors, including the availability of suitable acquisition candidates, the negotiation of acceptable terms, our financial capabilities and general economic and business conditions. There is no assurance that we will identify acquisition candidates that would result in successful combinations or that any such acquisitions will be consummated on acceptable terms. Any future acquisitions may result in potentially dilutive issuance of equity securities, the incurrence of additional debt and amortization of expenses related to identifiable intangible assets, all of which could affect our profitability adversely.

         Management of growth. Since our inception, we have experienced substantial changes in and expansion of our business and operations through both acquisitions such as Comark and Action, which collectively are now a material portion of our business, and internal growth. The Comark and Action acquisitions have placed, and any future acquisitions may place, significant demands on our operational, financial, administrative and other resources. For example, we will need to integrate our information systems with those of Comark in order to realize the efficiencies we expected when we acquired Comark. Additionally, we are currently working on a cost reduction program in the United Kingdom due to recent operating losses experienced in our United Kingdom operations. These operating losses resulted in the resignations, at our request, of both the President and Chief Operating Officer of our United Kingdom operations. Our operating expenses and staffing levels have increased and are expected to increase in the future as our business grows. In particular, we have retained a significant percentage of the Comark employees and there can be no assurance that such persons will perform to our expectations. There can also be no assurance that we will be able to successfully replace the executives in the United Kingdom. Competition for highly qualified personnel is intense, and there can be no assurance that we will be able to continue to attract, assimilate and retain qualified persons in the future. In addition, we expect that any future expansion will continue to challenge our ability to hire, train, motivate and manage our employees. We also expect over time to expend considerable resources to expand/convert our information system and to implement a variety of new systems and procedures. System conversion decisions may result in write-downs of existing systems that will not be used after the integration or conversion. If our sales do not increase in proportion to our operating expenses, our information systems do not expand to meet increasing demands, or we fail to attract, assimilate and retain qualified personnel or otherwise fail to manage our expansion effectively, there would be a material adverse effect on our business, results of operations and financial condition. There can be no assurance that we will achieve our growth strategy.

         Current economic conditions affecting our industry. Our results of operations are influenced by a variety of factors, including general economic conditions, the condition of the computer and related products industry, shifts in demand for or availability of computer and related products and industry introductions of new products, upgrades or methods of distribution. The computer industry in general has felt the effects of the slowdown in the United States economy and we specifically have seen a decrease in demand for the products we sell. Sales can be dependent on specific product categories, and any change in demand for or supply of such products could have a material adverse effect on our sales if we fail to react in a timely manner to such changes. Our operating results are also highly dependent upon our level of gross profit as a percentage of net sales which fluctuates due to numerous factors, including changes in prices from suppliers, reductions in the amount of supplier reimbursements that are made available, changes in customer mix, the relative mix of products sold during the period, general competitive conditions, the availability of opportunistic purchases and opportunities to increase market share. In addition, our expense levels, including the costs and salaries incurred in connection with the hiring of account executives, are based, in part, on anticipated sales. Therefore, we may not be able to reduce spending in a timely manner to compensate for any unexpected sales shortfall. As a result, comparisons of our quarterly financial results should not be relied upon as an indication of future performance.

         Reliance on information and telephone systems. We believe that our success to date has been, and future results of operations will be, dependent in large part upon our ability to provide prompt and efficient service to customers. In addition, our success is largely dependent on the accuracy, quality and utilization of the information generated by our information systems, which affect our ability to manage our sales, distribution, inventory and accounting systems. Additionally, our success is dependent on our ability to successfully integrate our information system with those of acquired entities. In 1998 we began a major information system upgrade to replace our core business function software applications in order to accommodate our expanding business needs, which will continue in 2002 and beyond. Although we have redundant systems with full data backup, we do not have a formal disaster recovery plan; therefore, a substantial interruption in our information systems or in our telephone communication systems would have a material adverse effect on our business, results of operations and financial condition.

         Reliance on suppliers; Changes in supplier reimbursement programs. We acquire products for resale both directly from manufacturers and indirectly through distributors. Purchases from Tech Data Corporation and Ingram Micro, Inc., both distributors of computers and related products, accounted for approximately 32% and 27%, respectively, of aggregate purchases in 2001. No other supplier accounted for more than 10% of purchases in 2001. However, the top five suppliers as a group (Tech Data Corporation (a distributor); Ingram Micro, Inc. (a distributor); Hewlett-Packard Company (a manufacturer); Synnex Information Technologies, Inc. (a distributor) and Compaq Computer Corporation (a manufacturer)) accounted for approximately 71% of our total product purchases during 2001. The loss of Tech Data Corporation, Ingram Micro, Inc. or any other supplier could cause a short-term disruption in the availability of products. The reduction in the amount of credit granted to us by our suppliers could have a material adverse effect on our business, results of operations and financial condition. Additionally, there is no assurance that as manufacturers continue to sell directly to end users, they will not limit or curtail the availability of their product to companies such as Insight. Certain of the products offered from time to time by us are subject to manufacturer allocation, which limits the number of units of such products available to resellers like us. Our inability to obtain a sufficient quantity of product or an allocation of products from a manufacturer in a way that favors one of our competitors relative to us could cause us to be unable to fill customers’ orders in a timely manner, or at all, which could have a material adverse effect on our business, results of operations and financial condition. Certain suppliers provide us with substantial incentives in the form of payment discounts, supplier reimbursements, price protections and rebates. Supplier funds are used to offset, among other things, cost of goods sold, marketing costs and other operating expenses. No assurance can be given that we will continue to receive such incentives or that we will be able to collect outstanding amounts relating to these incentives in a timely manner, or at all. A reduction in, the discontinuance of, a significant delay in receiving or the inability to collect such incentives could have a material adverse effect on our business, results of operations and financial condition. Additionally, Compaq Computer Corporation and Hewlett-Packard Company merged on May 3, 2002. Although we do not know specifically how this merger will affect our relationships with these companies, we cannot assure you that any changes resulting from this merger will not have a material adverse effect on our business, results of operations and financial condition.

         We are subject to substantial competition. The computer and related products industry is highly competitive. Competition is based primarily on price, product availability, speed of delivery, credit availability, ability to tailor specific solutions to customer needs and quality and breadth of product lines. We compete with a large number and wide variety of marketers and resellers of computers and related products, including national direct marketers (including value-added resellers and specialty retailers, aggregators, distributors, franchisers, manufacturers and national computer retailers, some of which have commenced their own direct marketing operations), traditional computer and related products retailers, computer superstores, Internet-only computer providers, consumer electronics and office supply superstores and mass merchandisers. Certain of our competitors have longer operating histories and greater financial, technical, marketing and other resources than we do. In addition, many of these competitors offer a wider range of products and services than we do and may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Many current and potential competitors also have greater name recognition, engage in more extensive promotional activities and adopt more aggressive pricing policies than we do. Additionally, several of our competitors have lower operating costs structures, allowing them to profitably employ more aggressive pricing strategies. There can be no assurance that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not have a material adverse effect on our business, results of operations and financial condition.

         The computer and related products industry is undergoing significant change. We believe that consumers have become more accepting of large-volume, cost-effective channels of distribution, such as national direct marketers, computer superstores, Internet-only computer providers, consumer electronic and office supply superstores, and mass merchandisers. Major computer original equipment manufacturers, such as Hewlett-Packard Company and IBM, have begun to sell their products directly to end-users. Additionally, product resellers and direct marketers are combining operations or acquiring or merging with other resellers and direct marketers to increase efficiency. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products and services. Accordingly, it is possible that new competitors or alliances among competitors may emerge and acquire significant market share. Generally, pricing is very aggressive in the industry and we expect pricing pressures to continue. There can be no assurance that we will be able to offset the effects of price reductions with an increase in the number of customers, higher sales, cost reductions or otherwise. Pricing pressures and resulting price reductions could result in an erosion of our market share, reduced sales and reduced operating margins, any of which could have a material adverse effect on our business, results of operations and financial condition.

         Our existing credit facilities expire in 2003 and if we are unable to replace these facilities on acceptable terms we may incur higher interest expenses or your equity interest may be diluted. We currently utilize two short-term lines of credit for our working capital and other needs. We may borrow up to a maximum of $100 million under each of the lines, which expire in February and April 2003. The availability under each of these lines is subject to formulas based on our eligible accounts receivable and inventories. As of June 30, 2002, our current aggregate availability under these lines is $99,553,000 and $100,447,000 in aggregate is outstanding. We intend to seek long-term financing to replace these short-term facilities prior to their expiration or, in the alternative, refinance the existing facilities. However, we may be unable to secure long-term financing or refinance our existing facilities or, if we are able to secure long-term financing or refinance our existing facilities, it may be on less favorable terms such as higher interest rates. If we were unable to secure acceptable long-term financing or refinance the current facilities, we may be required to seek other financing alternatives such as selling additional equity securities or convertible debt securities that would dilute the equity interests of current shareholders. We cannot assure you that we will be able to obtain such financing on terms favorable to us or at all.

         We rely on outsourcing clients. Through our operating segment, Direct Alliance Corporation, we perform business process outsourcing services for a small number of manufacturers in the computer industry pursuant to various arrangements. For the year ended December 31, 2001 and the six months ended June 30, 2002, one outsourcing client accounted for approximately 52% and 55%, respectively, of Direct Alliance’s net sales. The three largest clients accounted for approximately 92% and 93% of Direct Alliance’s net sales for the year ended December 31, 2001 and the six months ended June 30, 2002, respectively. These clients may cancel such arrangements on relatively short notice or fail to renew them upon expiration. There is no assurance that we will be able to replace any manufacturers that terminate or fail to renew their relationships with us. Additionally, we seek to expand our offerings outside of the computer industry. The failure to maintain current arrangements or the inability to enter into new ones within or outside the computer industry could have a material adverse effect on our business, results of operations and financial condition. All of our current outsourcing clients are manufacturers in the computer industry, and, therefore, are subject to the same risks as we are with respect to the general economy. These risks may negatively impact the amount of business our clients outsource to us.

         Changing methods of distribution. The manner in which computers and related products are distributed and sold is changing, and new methods of distribution and sale, such as on-line shopping services via the Internet, have emerged. Hardware and software manufacturers have sold, and have publicly stated their intent to intensify their efforts to sell, their products directly to end-users. From time to time, certain manufacturers have instituted programs for the direct sales of large order quantities of hardware and software to certain major corporate accounts. These types of programs may continue to be developed and used by various manufacturers. In addition, manufacturers may attempt to increase the volume of software products distributed electronically to end-users. An increase in the volume of products sold through any of these competitive programs or distributed electronically to end-users could have a material adverse effect on our business, results of operations and financial condition.

         Dependence on key personnel. Our future success will be largely dependent on the efforts of key management personnel. The loss of one or more of these key employees could have a material adverse effect on our business, results of operations and financial condition. We also believe that our future success will be largely dependent on our continued ability to attract and retain highly qualified management, sales and technical personnel. We cannot assure you that we will be able to attract and retain such personnel. Volatility or lack of positive performance in our stock price may also adversely affect our ability to retain key employees, all of whom have been granted stock options, or attract additional highly qualified personnel. Further, we make a significant investment in the training of our sales account executives. Our inability to retain such personnel or to train them rapidly enough to meet our expanding needs could cause a decrease in the overall quality and efficiency of our sales staff, which could have a material adverse effect on our business, results of operations and financial condition.

         Risks associated with international operations. We initiated an operation in Canada in 1997 and completed acquisitions in Europe in 1998 as part of our effort to penetrate international markets. In the fourth quarter of 2001, we completed additional acquisitions in Canada and the United Kingdom. Also in the fourth quarter of 2001, we closed down our German operation, which was acquired in 1998, in order to focus resources exclusively on the United Kingdom. In implementing our international strategy, we face barriers to entry and the risk of competition from local and other companies that already have established global businesses, as well as, the risks generally associated with conducting business internationally, including local labor conditions and regulations, exposure to currency fluctuations, limitations on foreign investment and the additional expense and risks inherent in operating in geographically and culturally diverse locations. While we believe we will effectively integrate these recent acquisitions with our own operations, we may be unable to integrate smoothly the acquired companies’ sales, administration, distribution and information systems, resulting in our inability to realize anticipated cost savings and/or sales growth. Because we may continue to develop our international business through acquisitions, we may also be subject to risks associated with such acquisitions, including those relating to the marriage of different corporate cultures and shared decision-making. There can be no assurance that we will succeed in increasing our international business, if at all, in a profitable manner.

         Rapid changes in product standards may result in substantial inventory obsolescence. The computer and related products industry is characterized by rapid technological change and the frequent introduction of new products and product enhancements, which can decrease demand for current products or render them obsolete. In addition, in order to satisfy customer demand, protect ourselves against product shortages and obtain greater purchasing discounts, we may carry relatively high inventory levels of certain products that may have limited or no return privileges. There can be no assurance that we will be able to avoid losses related to inventory obsolescence on these products.

         Changes in state sales or use tax collection procedures may increase our administrative burden and our prices to customers. We presently collect sales tax from our customers in states in which we, via one of our subsidiaries, have a physical presence. For our subsidiaries selling to small- and medium-sized customers (< 1000 computers), these states are Arizona, Indiana and Tennessee. Although not required, we also collect state and use tax in California as an accommodation to these customers. For our subsidiaries selling to large corporate customers (> 1000 computers), we currently collect sales tax in virtually every state. Various states have sought to impose on direct marketers the burden of collecting state sales or use taxes on the sales of products shipped to that state’s residents. The United States Supreme Court has affirmed its position that, under the Commerce Clause of the United States Constitution, a state cannot constitutionally impose sales or use tax collection obligations on an out-of-state mail order company whose only contacts with the state are the solicitation of sales via the telephone or Internet or the distribution of catalogs and other advertising materials through the mail and the subsequent delivery of purchased goods by United States mail or by interstate common carrier from a point outside of the state. If the Supreme Court changes its position or if legislation is passed to overturn the Supreme Court’s decision, the imposition of a sales or use tax collection obligation on us in states to which we ship products, and do not already collect sales or use tax, would result in additional administrative expenses and could result in price increases to the customer or could otherwise have a material adverse effect on our business. From time to time, legislation to overturn this decision of the Supreme Court has been introduced, although to date no such legislation has been passed. Additionally, there is the possibility of a tax being imposed on sales transacted via the Internet, although none has been imposed to date. We also collect a goods and services tax in Canada, and a value-added tax in the United Kingdom.

         The results of litigation may affect our operating results. From time to time we will be made defendants to lawsuits both in the ordinary course of business and as a result of other circumstances. Depending on the claims made and the nature of the relief sought, any such lawsuit, if decided against us, could adversely impact our results of operations. The Company has been named in a lawsuit filed in the United States District Court, District of Arizona, by a stockholder alleging violations of Section 10(b) of the Securities Exchange Act of 1934, and SEC Rule 10b-5 promulgated thereunder. Plaintiff in this action alleges the Company and certain of its officers made false and misleading statements pertaining to its business, operations and management in an effort to inflate the price of its common stock. The lawsuit also names Eric J. Crown, the Company’s Chairman of the Board of Directors; Timothy A. Crown, the Company’s Chief Executive Officer and a director; and Stanley Laybourne, the Company’s Chief Financial Officer, Secretary, Treasurer and a director, as co-defendants. In the complaint, which was served on the Company August 5, 2002, the plaintiff seeks class action status to represent all buyers of the Company’s common stock from April 26, 2002 to July 17, 2002. The Company is preparing its response to the allegations as set forth in the lawsuit and intends to defend the lawsuit vigorously. In addition, the Company has been informed that a second complaint has been filed against it with respect to these matters and related matters. The Company has not yet been served with the complaint, and has not yet had sufficient time to review the complaint. Therefore, we cannot assure you that these, or any piece of litigation that we are currently party to or that may be filed against us in the future, will not have an adverse affect on our results of operations.

         We may issue options under our stock option plans and sell shares under our employee stock purchase plan which may dilute the interest of shareholders. We have reserved shares of our common stock for issuance under our Employee Stock Purchase Plan, our 1998 Long Term Incentive Plan (the “1998 LTIP”) and pursuant our 1999 Broad –Based Incentive Plan. As approved by our stockholders, our 1998 LTIP provides that additional shares will be made available for issuance based on a preset formula contained in that plan. The preset formula states that the total number of shares of Common Stock remaining for grant under the 1998 LTIP and any of the Company’s other option plans, plus the number of shares of Common Stock granted but not yet exercised under the 1998 LTIP and the Company’s other option plans, shall not exceed 20% of the outstanding shares of Common Stock of the Company at the time of calculation of the additional shares. Therefore, we will reserve additional shares on an ongoing basis for issuance under this plan. At June 30, 2002, we had 7,789,907 of stock options outstanding with a weighted average exercise price of $18.82. Based on the preset formula, we had 1,331,109 stock options available for grant at June 30, 2002.

         If stock options with an exercise price lower than the current market price are exercised, our stockholders will experience dilution in the price of their shares and they may experience a dilution of earnings per share due to the increased number of shares outstanding. Also, the terms upon which we will be able to obtain equity capital may be affected, because the holders of outstanding options can be expected to exercise them at a time when we would, in all likelihood, be able to obtain needed capital on terms more favorable to us than those provided in outstanding options.

         Potential sales of additional common stock and securities convertible into our common stock may dilute the voting power of current holders. We may issue equity securities in the future whose terms and rights are superior to those of our common stock. Our Certificate of Incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock. These are “blank check” preferred shares, meaning our board of directors is authorized to designate and issue the shares from time to time without shareholder consent. No preferred shares are currently outstanding. Any shares of preferred stock that may be issued in the future could be given voting and conversion rights that could dilute the voting power and equity of existing holders of shares of common stock, and have preferences over shares of common stock with respect to dividends and liquidation rights.

         We have never paid dividends on our common stock and do not plan to do so in the future. Our equity securities are entitled to receive any dividends that may be declared by our board of directors. We have not paid any cash dividends on our common stock and we do not expect to pay cash dividends in the future. We intend to retain any future earnings to provide funds for operations of our business. Investors who anticipate the need for dividends from investments should not purchase our common stock.

USE OF PROCEEDS

         All net proceeds from the sale of the common stock covered by this prospectus will be received by the selling shareholders who offer and sell their shares. We will not receive any proceeds from the sale of the common stock by the selling shareholders.

SELLING SHAREHOLDERS

         The following table provides certain information with respect to the common stock beneficially owned by the selling shareholders who are entitled to use this prospectus. The information in the table is as of the date of this prospectus. No selling shareholder has had a material relationship with us within the past three years other than as a result of the ownership of our common stock or other securities of ours or as a result of their employment with us as of and since the date of our acquisition of Comark, Inc. and Comark Investments, Inc. The common stock listed below may be offered from time to time by the selling shareholders named below or their nominees.

		Shares Available	Percent Owned After
Name and Address of Selling		for Sale Under This	Completion of the
Shareholder	Shares Owned	Prospectus (1)	Offering (2)

Philip E. Corcoran c/o Insight Enterprises, Inc. 1305 West Auto Drive Tempe, AZ 85284	1,153,482	1,153,482	*

Charles S. Wolande c/o Insight Enterprises, Inc. 1305 West Auto Drive Tempe, AZ 85284	1,153,482	1,153,482	*

Timothy J. McGrath c/o Insight Enterprises, Inc. 1305 West Auto Drive Tempe, AZ 85284	46,140	46,140	*

Michael V. Wise c/o Insight Enterprises, Inc. 1305 West Auto Drive Tempe, AZ 85284	46,140	46,140	*

(1)	The shares being offered by Messrs. Corcoran and Wolande were acquired in connection with our purchase of all the outstanding shares of Comark, Inc. and Comark Investments, Inc. The shares being offered by Messrs. McGrath and Wise were acquired by them in payment of change of control provisions in their employment contracts with Comark which we assumed as a part of our purchase of Comark, Inc. We agreed to register for resale all of the shares held by the selling shareholders as a result of our acquisition of Comark, Inc. and Comark Investments, Inc. and in connection with our payment of the aforementioned change of control provisions.

(2)	Because (i) a selling shareholder may offer all or some of the shares of common stock which he holds pursuant to the offerings contemplated by this prospectus, (ii) the offerings of shares of common stock are not necessarily being underwritten on a firm commitment basis, and (iii) a selling shareholder could purchase additional shares of common stock from time to time, no estimate can be given as to the amount of shares of common stock that will be held by any selling shareholder upon termination of such offerings. See “PLAN OF DISTRIBUTION.”

PLAN OF DISTRIBUTION

         We are registering the common shares covered by this prospectus for the selling shareholders. As used in this prospectus, “selling shareholders” includes the named selling shareholders and pledgees, donees, transferees or other successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus. We will pay the costs and fees of registering the common shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of their shares.

         The selling shareholders may sell the common shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling shareholders may sell some or all of their common shares through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

         When selling the common shares, subject to our policy prohibiting employees from entering into such transactions, the selling shareholders may enter into hedging transactions. For example, the selling shareholders may:

•	enter into transactions involving short sales of the common shares by broker-dealers;

•	sell common shares short themselves and redeliver such shares to close out their short positions;

•	enter into option or other types of transactions that require the selling shareholder to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

         The selling shareholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling shareholders may allow other broker-dealers to participate in resales. However, the selling shareholders and any broker-dealers involved in the sale or resale of the common shares may qualify as “underwriters” within the meaning of the Section 2(a)(11) of the Securities Act of 1933. In addition, the broker-dealers’ commissions, discounts or concession may qualify as underwriters’ compensation under the Securities Act of 1933. If the selling shareholders qualify as “underwriters,” they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act of 1933. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares.

         Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in a distribution of shares may not simultaneously engage in market-making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act of 1934, including the anti-manipulative provisions of Regulation M. We will make copies of this prospectus available to the selling shareholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

         In addition to selling their common shares under this prospectus, the selling shareholders may:

•	agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common shares, including liabilities arising under the 1933 Act;

•	transfer their common shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

•	sell their common shares under Rule 144 of the 1933 Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

         We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933 upon being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or a purchase by a broker-dealer.

LEGAL MATTERS

         The legality of the securities offered hereby has been passed upon for us by Quarles & Brady Streich Lang LLP, Phoenix, Arizona.

EXPERTS

         The consolidated balance sheets of Insight Enterprises, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001 have been incorporated by reference herein and in the registration statement of which this prospectus is a part in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of such firm as experts in auditing and accounting. The audit report covering the December 31, 2001 consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, and certain provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, as required for goodwill and other intangible assets resulting from business combinations consummated after June 30, 2001.

         The combined balance sheets of Comark, Inc. and Affiliates as of December 29, 2001 and December 31, 2000, and the related combined statements of income, retained earnings, and cash flows for each of the years in the three-year period ended December 29, 2001, included in Insight Enterprises, Inc.’s Current Report on Form 8-K/A filed on July 9, 2002, have been incorporated by reference herein and in the registration statement of which this prospectus is a part in reliance upon the report of Grant Thornton LLP, independent certified public accountants, and upon the authority of such firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated costs and expenses of the Company in connection with the offering described in the Registration Statement.

Securities and Exchange Commission Registration Fee	$2,170

Legal Fees and Expenses	8,000

Accounting Fees and Expenses	10,000

Total Expenses	$20,170

Item 15. Indemnification of Directors and Officers.

         Section 145(a) of the General Corporation Law of the States of Delaware (the “General Corporation Law”), provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

         Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

         Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense or any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under such Section 145.

         Section 102(b)(7) of the General Corporation Law provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for violations of a director’s duty of care. However, no such provision may eliminate or limit the liability of a director for breaching his or her duty of loyalty, acting or failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an unlawful stock repurchase, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Company’s Certificate of Incorporation contains such a provision.

         The Company’s Bylaws provide that the Company shall indemnify officers and directors to the full extent permitted by and in the manner permissible under the laws of the State of Delaware.

         The Company has a directors and officers’ liability insurance policy with a policy limit of $25,000,000 and coverage for, among other things, liability for violations of federal and state securities laws.

         The Company has entered into indemnity agreements with its directors and officers for indemnification of and advancement of expenses to such persons to the full extent permitted by law. The Company intends to execute such indemnity agreements with its future officers and directors.

Item 16. Exhibits

Exhibit Number	Description	Reference

4.1	Composite Certificate of Incorporation of the Registrant	(1)

4.2	Bylaws	(2)

5.1	Opinion of Quarles & Brady Streich Lang LLP	*

23.1	Consent of KPMG LLP	*

23.2	Consent of Grant Thornton LLP	*

23.3	Consent of Quarles & Brady Streich Lang LLP	(3)

24	Power of Attorney	See signature page

99.1	Registration Rights Agreement	*

99.2	Amendment to Registration Rights Agreement	*

*	Filed herewith

(1)	Filed as Exhibit 3.1 to Annual Report on Form 10-K for the year ended December 31, 2001.

(2)	Filed as Exhibit 3.2 to Annual Report on Form 10-K for the year ended December 31, 1999.

(3)	Included in Exhibit 5.1.

Item 17. Undertakings

A.	The Company hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which,

individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.	Request for acceleration of effective date:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Insight Enterprises, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe and State of Arizona on August 16, 2002.

INSIGHT ENTERPRISES, INC., a Delaware corporation

/s/ Timothy A. Crown

Timothy A. Crown, Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy A. Crown, his attorney-in-fact, for him in any and all capacities, to sign any amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature and Title	Date

/s/ Eric J. Crown Eric J. Crown, Chairman of the Board	August 16, 2002

/s/ Timothy A. Crown Timothy A. Crown, Director, Chief Executive Officer	August 16, 2002

/s/ Stanley Laybourne Stanley Laybourne, Director, Chief Financial Officer (principal accounting officer), Secretary and Treasurer	August 16, 2002

/s/ Larry A. Gunning Larry A. Gunning, Director	August 16, 2002

/s/ Robertson C. Jones Robertson C. Jones, Director	August 16, 2002

/s/ Michael M. Fisher Michael M. Fisher, Director	August 16, 2002

Exhibit Index

Exhibit Number	Description	Reference

4.1	Composite Certificate of Incorporation of the Registrant	(1)

4.2	Bylaws	(2)

5.1	Opinion of Quarles & Brady Streich Lang LLP	*

23.1	Consent of KPMG LLP	*

23.2	Consent of Grant Thornton LLP	*

23.3	Consent of Quarles & Brady Streich Lang LLP	(3)

24	Power of Attorney	See signature page

99.1	Registration Rights Agreement	*

99.2	Amendment to Registration Rights Agreement	*

*	Filed herewith

(1)	Filed as Exhibit 3.1 to Annual Report on Form 10-K for the year ended December 31, 2001.

(2)	Filed as Exhibit 3.2 to Annual Report on Form 10-K for the year ended December 31, 1999.

(3)	Included in Exhibit 5.1.